Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2026 and 2025

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2026 (Unaudited)		December 31, 2025 (Audited)		March 31, 2025 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$35,231	6	$36,944	7	$29,048	5
Financial assets at fair value through profit or loss	—	—	3	—	5	—
Financial assets at fair value through other
comprehensive income	—	—	19	—	—	—
Hedging financial assets	—	—	3	—	—	—
Contract assets	8,809	2	8,576	2	8,487	2
Trade notes and accounts receivable, net	29,146	6	27,396	5	22,497	4
Receivables from related parties	178	—	213	—	155	—
Inventories	14,904	3	13,179	2	11,916	2
Prepayments	8,198	1	3,790	1	6,409	1
Other current monetary assets	33,626	6	23,468	4	36,773	7
Incremental costs of obtaining contracts	339	—	339	—	339	—
Other current assets	4,033	1	3,441	1	2,994	1

Total current assets	134,464	25	117,371	22	118,623	22

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,239	—	1,211	—	1,083	—
Financial assets at fair value through other
comprehensive income	6,707	1	6,787	1	5,300	1
Financial assets at amortized cost	2,020	—	2,020	—	2,000	—
Investments accounted for using equity method	8,490	2	8,264	2	8,926	2
Contract assets	4,834	1	4,733	1	4,354	1
Property, plant and equipment	282,833	51	288,165	55	286,590	53
Right-of-use assets	10,476	2	10,764	2	11,321	2
Investment properties	14,103	3	12,420	2	12,293	2
Intangible assets	58,261	11	59,762	11	64,647	12
Deferred income tax assets	1,796	—	1,782	—	1,749	—
Incremental costs of obtaining contracts	1,052	—	1,109	—	1,209	—
Net defined benefit assets	10,022	2	9,866	2	9,072	3
Prepayments	6,174	1	5,931	1	4,790	1
Other noncurrent assets	5,147	1	5,495	1	5,075	1

Total noncurrent assets	413,154	75	418,309	78	418,409	78

TOTAL	$547,618	100	$535,680	100	$537,032	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$540	—	$340	—	$530	—
Financial liabilities at fair value through profit or loss	2	—	—	—	—	—
Hedging financial liabilities	2	—	—	—	—	—
Contract liabilities	22,647	4	21,296	4	16,582	3
Trade notes and accounts payable	13,846	3	15,923	3	10,693	2
Payables to related parties	144	—	177	—	120	—
Current tax liabilities	10,340	2	7,346	2	9,706	2
Lease liabilities	3,951	1	3,890	1	3,739	1
Other payables	26,053	5	28,716	5	23,586	4
Provisions	541	—	525	—	669	—
Current portion of long-term loans	5,399	1	1,900	—	8,805	2
Other current liabilities	948	—	957	—	1,017	—

Total current liabilities	84,413	16	81,070	15	75,447	14

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,629	—
Bonds payable	21,688	4	23,288	4	21,690	4
Contract liabilities	6,647	1	6,567	1	7,407	1
Deferred income tax liabilities	2,888	1	2,829	1	2,714	2
Provisions	563	—	560	—	308	—
Lease liabilities	6,574	1	7,001	1	7,462	1
Customers’ deposits	5,223	1	5,262	1	5,161	1
Net defined benefit liabilities	2,363	—	2,329	1	2,120	—
Other noncurrent liabilities	7,032	1	6,703	1	7,581	1

Total noncurrent liabilities	54,578	9	56,139	10	56,072	10

Total liabilities	138,991	25	137,209	25	131,519	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	14	77,574	14	77,574	14

Additional paid-in capital	150,946	28	150,923	29	150,063	28

Retained earnings
Legal reserve	77,574	14	77,574	14	77,574	14
Special reserve	2,676	1	2,676	1	2,676	—
Unappropriated earnings	83,975	15	74,364	14	83,681	17

Total retained earnings	164,225	30	154,614	29	163,931	31

Others	941	—	1,020	—	1,231	—

Total equity attributable to stockholders of the parent	393,686	72	384,131	72	392,799	73
NONCONTROLLING INTERESTS	14,941	3	14,340	3	12,714	3

Total equity	408,627	75	398,471	75	405,513	76

TOTAL	$547,618	100	$535,680	100	$537,032	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2026		2025
	Amount	%	Amount	%
REVENUES	$59,988	100	$55,808	100
OPERATING COSTS	37,238	62	34,203	61

GROSS PROFIT	22,750	38	21,605	39

OPERATING EXPENSES
Marketing	6,428	11	6,140	11
General and administrative	1,972	3	1,793	3
Research and development	1,115	2	1,030	2
Expected credit loss	132	—	120	—

Total operating expenses	9,647	16	9,083	16

OTHER INCOME AND EXPENSES	2	—	1	—

INCOME FROM OPERATIONS	13,105	22	12,523	23

NON-OPERATING INCOME AND EXPENSES
Interest income	198	—	212	—
Other income	41	—	37	—
Other gains and losses	(45)	—	(25)	—
Interest expense	(103)	—	(89)	—
Share of profit or loss of associates and joint ventures accounted for using equity method	(18)	—	38	—

Total non-operating income and expenses	73	—	173	—

INCOME BEFORE INCOME TAX	13,178	22	12,696	23
INCOME TAX EXPENSE	3,056	5	2,964	5

NET INCOME	10,122	17	9,732	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(117)	—	568	1
Gain or loss on hedging instruments subject to basis adjustment	(5)	—	1	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2026		2025
	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$(5)	—	$1	—

	(127)	—	570	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	72	—	74	—
Share of other comprehensive income of associates and joint ventures	(7)	—	7	—

	65	—	81	—

Total other comprehensive income, net of income tax	(62)	—	651	1

TOTAL COMPREHENSIVE INCOME	$10,060	17	$10,383	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,611	16	$9,319	17
Noncontrolling interests	511	1	413	1

	$10,122	17	$9,732	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,532	16	$9,964	18
Noncontrolling interests	528	1	419	1

	$10,060	17	$10,383	19

EARNINGS PER SHARE
Basic	$1.24		$1.20

Diluted	$1.24		$1.20

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2025	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Net income for the three months ended March 31, 2025	—	—	—	—	9,319	9,319	—	—	—	—	9,319	413	9,732
Other comprehensive income for the three months ended March 31, 2025	—	—	—	—	—	—	70	574	1	645	645	6	651

Total comprehensive income for the three months ended March 31, 2025	—	—	—	—	9,319	9,319	70	574	1	645	9,964	419	10,383

Changes in equities of subsidiaries	—	9	—	—	—	—	—	—	—	—	9	(7)	2
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	32	32

BALANCE, MARCH 31, 2025	$77,574	$150,063	$77,574	$2,676	$83,681	$163,931	$93	$1,138	$—	$1,231	$392,799	$12,714	$405,513

BALANCE, JANUARY 1, 2026	$77,574	$150,923	$77,574	$2,676	$74,364	$154,614	$(192)	$1,209	$3	$1,020	$384,131	$14,340	$398,471
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(610)	(610)
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	30	30
Net income for the three months ended March 31, 2026	—	—	—	—	9,611	9,611	—	—	—	—	9,611	511	10,122
Other comprehensive income for the three months ended March 31, 2026	—	—	—	—	—	—	67	(141)	(5)	(79)	(79)	17	(62)

Total comprehensive income for the three months ended March 31, 2026	—	—	—	—	9,611	9,611	67	(141)	(5)	(79)	9,532	528	10,060

Changes in equities of subsidiaries	—	23	—	—	—	—	—	—	—	—	23	303	326
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	350	350

BALANCE, MARCH 31, 2026	$77,574	$150,946	$77,574	$2,676	$83,975	$164,225	$(125)	$1,068	$(2)	$941	$393,686	$14,941	$408,627

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$13,178	$12,696
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,537	8,340
Amortization	1,664	1,669
Amortization of incremental costs of obtaining contracts	233	238
Expected credit loss	132	120
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	32	—
Interest expense	103	89
Interest income	(198)	(212)
Dividend income	(1)	—
Compensation cost of share-based payment transactions	—	1
Share of loss (gain) of associates and joint ventures accounted for using equity method	18	(38)
Gain on disposal of property, plant and equipment	(2)	(1)
Provision for impairment loss and obsolescence of inventory	19	38
Gain on disposal of subsidiaries	—	(15)
Others	(50)	50
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(335)	(121)
Trade notes and accounts receivable	(1,865)	3,407
Receivables from related parties	35	38
Inventories	(1,744)	127
Prepayments	(4,415)	(3,258)
Other current assets	(592)	118
Other current monetary assets	(216)	(119)
Incremental cost of obtaining contracts	(176)	(225)
Increase (decrease) in:
Contract liabilities	1,431	155
Trade notes and accounts payable	(2,077)	(7,041)
Payables to related parties	(33)	(360)
Other payables	(2,372)	(2,349)
Provisions	19	—
Net defined benefit plans	(122)	(177)
Other current liabilities	(11)	(35)

Cash generated from operations	11,192	13,135
Interests paid	(72)	(71)
Income taxes paid	(16)	(113)

Net cash provided by operating activities	11,104	12,951

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2026	2025
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(37)	$(65)
Proceeds from disposal of financial assets at fair value through other comprehensive income	18	—
Acquisition of financial assets at fair value through profit or loss	(60)	(82)
Acquisition of investments accounted for using equity method	(240)	—
Net cash outflow from loss of control of subsidiaries	—	(9)
Acquisition of property, plant and equipment	(4,550)	(5,407)
Proceeds from disposal of property, plant and equipment	6	2
Acquisition of intangible assets	(79)	(33)
Acquisition of investment properties	—	(2)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(21,530)	(23,031)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	11,658	9,705
Decrease (increase) in other noncurrent assets	347	(204)
Increase in prepayments for leases	(236)	(342)
Interests received	167	169
Dividends received	1	156
Proceeds from profit distribution of financial assets at fair value through profit or loss	5	—

Net cash used in investing activities	(14,530)	(19,143)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	675	530
Repayments of short-term loans	(475)	(150)
Proceeds from issuance of bonds	2,569	—
Payments for transaction costs attributable to the issuance of bonds	(5)	—
Decrease in customers’ deposits	(38)	(141)
Payments for the principal of lease liabilities	(1,163)	(1,203)
Increase (decrease) in other noncurrent liabilities	296	(107)
Cash dividends distributed to noncontrolling interests	(216)	(1)
Change in other noncontrolling interests	32	13

Net cash provided by (used in) financing activities	1,675	(1,059)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	38	39

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2026	2025
NET DECREASE IN CASH AND CASH EQUIVALENTS	$(1,713)	$(7,212)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,944	36,260

CASH AND CASH EQUIVALENTS, END OF PERIOD	$35,231	$29,048

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2026 and 2025

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2026 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2026 and 2025 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.